May 28, 2013

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Arctic Cat Inc.
Form 10-K for the year ended March 31, 2012
Filed June 8, 2012
File Number: 000-18607

Dear Mr. Humphrey,

Arctic Cat Inc. has received the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated May 13, 2013 (the “Comment Letter”) concerning the above-referenced filing. This letter is to request an extension until June 3, 2013 to respond to the Staff’s comments set forth in the Comment Letter (I also left a voice message with Ms. Geddes).

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (763) 354-1791 or tdelmore@arcticcatinc.com if you have any questions in the meantime.

Sincerely,

/s/ Timothy C. Delmore

Timothy C. Delmore Chief Financial Officer

Cc: Amy Geddes

Arctic Cat, Inc. | 505 North Highway 169, Suite 1000 | Plymouth, MN 55441

763.354.1818 Telephone | 763.354.1803 Fax